PORTALPLAYER, INC.

70 W. Plumeria Drive

San Jose, CA 95134

November 10, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Adélaja K. Heyliger

Re:	PortalPlayer, Inc.—Registration Statement on Form S-1

(File No. 333-129209)

Request for Withdrawal

Dear Mr. Heyliger:

Pursuant to Rule 477(a) and (c) of the Securities Act of 1933, as amended (the “Securities Act”), PortalPlayer, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-129209), together with all exhibits thereto (the “Registration Statement”), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on October 24, 2005. The Registrant is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registrant requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registration Statement has not been declared effective. No securities under the Registration Statement have been sold. Although no decision has been made at this time, the Registrant may consider or undertake other financing options, including for example a private offering in reliance on Rule 155(c) under the Securities Act.

Sincerely,

/s/ Svend-Olav Carlsen

Svend-Olav Carlsen

Vice President and Chief Financial Officer